UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

FameWave Ltd. (“FameWave”), which is being acquired by Kitov Pharma Ltd. (the “Company” or the “Registrant”) as previously announced, subject to fulfillment of the closing conditions, announced the signing of a clinical collaboration with Bristol Myers Squibb Company to evaluate the combination of CM-24, FameWave’s monoclonal antibody targeting the novel immune checkpoint carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), with nivolumab (Opdivo®), a PD-1 inhibitor, in patients with non-small cell lung cancer (NSCLC). FameWave and Bristol Myers Squibb will coordinate on the protocol design for the Phase 1/2 clinical trial in a well-defined patient population with NSCLC. Under the terms of the agreement, FameWave will fund and sponsor the study and Bristol Myers Squibb will supply nivolumab. On April 12, 2019, FameWave issued a press release announcing the clinical collaboration, “FameWave Announces Clinical Collaboration with Bristol Myers Squibb for the Planned Phase 1/2 Trial in Non-Small Cell Lung Cancer to Evaluate Immuno-Oncology Candidate CM-24 in Combination with Nivolumab (Opdivo®),” which is attached hereto as Exhibit 99.1.

On April 12, 2019, the Company announced the execution of the clinical collaboration agreement between FameWave and Bristol Myers Squibb, a key milestone in the acquisition of FameWave, and issued a press release “Kitov Announces Key Milestone in FameWave Acquisition,” which is attached hereto as Exhibit 99.2.

Exhibit 99.1	Press Release, issued by FameWave Ltd.
Exhibit 99.2	Press Release, issued by Kitov Pharma Ltd.

Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

This Form 6-K, excluding Exhibits 99.1 and 99.2, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

April 12, 2019	By:	/s/ Simcha Rock
Simcha Rock
CFO & Director

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